Exhibit 99.57

News Release February 10, 2025

Santacruz Silver Reports Fatality at Bolivian Operation

Vancouver, B.C. – Santacruz Silver Mining Ltd. (TSX.V:SCZ) (OTCQB: SCZMF) (FSE: 1SZ) (“Santacruz” or “the Company”) regrets to report that an employee of the Company was fatally injured at the Tres Amigos mine, part of the Caballo Blanco Group of mines in Bolivia on February 6, 2025.

A miner was involved in an accident while performing cleaning work nearby a development with an ore pass junction. The incident occurred when material was being removed from below, causing instability in the area where the worker was positioned. As a result, the miner lost his footing and fell into the ore pass junction. Emergency response teams were immediately activated, and the miner was extracted and transported for medical evaluation. A complete investigation is underway to determine the exact cause of the accident.

Arturo Préstamo, Executive Chairman and CEO, stated: “We are deeply saddened by this tragic accident and extend our heartfelt condolences and full support to our employee’s family. We are providing all necessary assistance to the family of our employee during this difficult time.” Mr. Préstamo continued; “Our top priority is to understand exactly what led to this accident and to ensure it never happens again. We have launched a thorough investigation, working closely with independent experts and authorities to determine the root cause. At the same time, we are reinforcing our safety protocols, enhancing training, and implementing additional safeguards to prevent any future incidents.”

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties in Latin America. The Bolivian operations are comprised of the Bolivar, Porco and the Caballo Blanco Group, which consists of the Tres Amigos, Reserva and Colquechaquita mines. The Soracaya exploration project and San Lucas ore sourcing and trading business are also in Bolivia. The Zimapan mine is in Mexico.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Forward-Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur. This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release and include without limitation, statements regarding the Company’s ability to prevent an incident like this from happening again and the ability to take legal action once the investigation is complete.

These forward-looking statements involve numerous risks and uncertainties, and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, risks that Company’s ability to prevent an incident like this from happening again and the ability to take legal action once the investigation is complete, risks related to changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation, as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.ca.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, the assumption that the Company will be successful in preventing incident like this from happening again, the Company’s ability to take legal action once the investigation is complete.

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.

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